Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Second quarter 2012 operations review

17 July 2012

Chief executive Tom Albanese said “The second quarter was strong across most of the portfolio, with record first half iron ore production, and copper, bauxite, alumina, coking coal and titanium dioxide production all higher than in the second quarter of 2011.

“Global economic conditions and sentiment dropped markedly in the second quarter. We are keeping a close eye on the pace of the US recovery, the continuing Eurozone crisis and the impact of efforts to stimulate the Chinese economy on the markets that we serve. Our investment programme remains resilient to this market volatility, as our tier one projects are robust under any probable macroeconomic scenario.”

  First half iron ore production of 120 million tonnes (94 million tonnes attributable) and shipments of 115 million tonnes were both four per cent higher than the first half of 2011. Global iron ore production for the quarter totalled 62 million tonnes (49 million tonnes attributable), in line with the second quarter of 2011.

  During the quarter, Rio Tinto announced further investments to advance the expansion of its industry leading Pilbara iron ore business to 353 million tonnes per annum (Mt/a) and to progress further the Simandou iron ore project in Guinea.

  Mined copper production was five per cent higher than the second quarter of 2011, primarily driven by processing efficiencies and higher copper grades at Escondida.

  On 18 April 2012 Rio Tinto and Ivanhoe Mines Ltd signed an agreement under which Rio Tinto agreed to support and provide certain elements of a comprehensive funding package for Ivanhoe that will underpin the development of the Oyu Tolgoi project.

  Bauxite and alumina production were eight per cent and five per cent higher than the second quarter of 2011. Aluminium was 12 per cent lower than the second quarter of 2011, primarily reflecting the shutdown of two thirds of capacity at Alma, due to a labour dispute that has now been resolved. Construction of the Yarwun 2 alumina refinery expansion was completed during the quarter with first commercial production expected in the third quarter of 2012.

  Hard coking coal production was 13 per cent higher than the second quarter of 2011, and thermal coal production was consistent with the second quarter in 2011. In June 2012, Rio Tinto announced the first shipment of premium hard coking coal from its Benga Mine in Mozambique.

  Titanium dioxide feedstock production increased five per cent from the corresponding period in 2011.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Cont…/

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IRON ORE

Rio Tinto share of production (million tonnes)
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Pilbara Blend Lump	12.6	+1%	+11%	23.9	+3%
Pilbara Blend Fines	17.5	+7%	+11%	33.4	+10%
Robe Valley Lump	1.1	-14%	-21%	2.6	+7%
Robe Valley Fines	2.4	-18%	-14%	5.1	-3%
Yandicoogina Fines (HIY)	13.1	-6%	+3%	25.7	-2%
IOC (pellets and concentrate)	1.9	-2%	+15%	3.6	+4%

Pilbara operations
The Pilbara mines achieved record production in the first half of 2012 of 114 million tonnes (Rio Tinto share 91 million tonnes), four per cent higher than the corresponding period in 2011. Production continued to exceed sales as the business prepared itself for the expansion to 283 Mt/a, with a measured build-up of stocks at the mine sites.

During the quarter, a significant scheduled shut-down at the Cape Lambert facilities took place, involving the removal of a 40 year-old overhead conveyor gantry and installation of a fully-commissioned new stacker.

Pilbara marketing
First half sales of 109 million tonnes set a new first half record, rising by four per cent compared with the same period in 2011. Approximately 40 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold either on the current quarter average, current month average or spot index. Prices are adjusted for product characteristics and iron and moisture content.

Pilbara expansion
The expansions of the Pilbara to 283 Mt/a by the end of 2013 and 353 Mt/a by H1 2015 remain on track, with the following progress during the quarter:

  Dampier incremental expansion to 230 Mt/a now fully operational
  Cape Lambert dredging for 283 Mt/a and 353 Mt/a expansions is complete
  Cape Lambert piling needed for expansion to 283 Mt/a is now 75 per cent complete

On 20 June 2012, Rio Tinto announced an investment of $2.0 billion (100 per cent basis $3.5 billion) over the next four years to complete the port and rail elements of the project to expand iron ore production capacity in the Pilbara to 353 Mt/a in the first half of 2015. At the same time, a further $1.7 billion (Rio Tinto share 100 per cent) of largely sustaining capital expenditure was announced to extend the life of the Yandicoogina mine to 2021 and expand its nameplate capacity from 52 Mt/a to 56 Mt/a.

Rio Tinto's integrated operations will be progressively upgraded as follows:

  230 Mt/a – current operating capacity
  283 Mt/a by end of 2013 – Cape Lambert 53 Mt/a increment (in implementation)
  353 Mt/a by end of H1 2015 – Cape Lambert 70 Mt/a increment (port, rail and power components fully approved)

Iron Ore Company of Canada (IOC)
Second quarter saleable iron ore production was 15 per cent higher than the first quarter of 2012 due to higher volumes of extracted ore resulting from mine improvements and seasonality effects. This resulted in additional concentrate production, which was used to support higher pellet production levels.

Commissioning of the first phase expansion project, lifting capacity to 22 Mt/a, continued. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in late 2012.

Simandou

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On 25 April 2012, Rio Tinto announced the completion of its joint venture with Chinalco’s listed subsidiary, Chalco, to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. As a result, a Chalco-led consortium made an earn-in payment of $1.35 billion and subsequent cash payments to the joint venture, in line with the agreement reached in March 2010. Further cash payments by participants in the Simandou project (including the International Finance Corporation) continue to be made in line with this agreement.

On 20 June 2012, Rio Tinto announced an investment of $501 million (100 per cent basis $1.0 billion) for detailed design studies, early works and long-lead items at Simandou. This is primarily for rail and port infrastructure, with first commercial production planned for mid-2015.

Dampier Salt
Second quarter production at Dampier Salt was seven per cent higher than the second quarter of 2011, due to increased availability of haul trucks, additional contractor labour and sharing of resources between sites.

2012 iron ore production guidance
In 2012, Rio Tinto expects to produce approximately 250 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Kennecott Utah Copper
Mined copper (000 tonnes)	29.9	-34%	-4%	61.0	-42%
Refined copper (000 tonnes)	16.8	-71%	-59%	57.5	-53%
Molybdenum (000 tonnes)	2.6	-39%	-17%	5.8	-27%
Mined gold (000 ozs)	51	-50%	-6%	104	-48%
Refined gold (000 ozs)	55	-48%	-45%	155	-24%
Escondida
Mined copper (000 tonnes)	83.3	+49%	+21%	152.3	+29%
Refined copper (000 tonnes)	25.4	+14%	+3%	50.1	+10%
Northparkes
Mined copper (000 tonnes)	11.2	+16%	+8%	21.6	+14%
Palabora
Mined copper (000 tonnes)	9.0	-17%	-1%	18.1	-13%
Refined copper (000 tonnes)	7.1	-29%	-18%	15.8	-15%

Kennecott Utah Copper (KUC)
As previously guided, production of copper and gold in concentrates was lower during the first half of 2012 as mining progressed through lower grade areas of the open pit. A number of activities were scheduled to coincide with the period of lower ore grades and were successfully completed during the second quarter, including relocation of the in-pit conveyor at the mine and a 26 day maintenance shutdown at the smelter. Higher copper ore grades are expected to return during the second half of 2012.

On 19 June 2012, Rio Tinto approved an investment of $660 million to extend the life of the KUC mine from 2018 to 2029. The investment includes the construction of mine infrastructure and new equipment to support pushing back the south wall of the mine.

Escondida
Milled production of copper increased 50 per cent and mined copper increased 49 per cent compared with the second quarter of 2011, due to higher copper grades and an increase in ore delivered to the concentrator attributable to improved material handling.

Ivanhoe

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Construction of the Oyu Tolgoi copper gold project was 90 per cent complete at the end of June. Mining and stockpiling of first ore began in April 2012, and the project remains on track to begin initial production in the second half of 2012 with commercial production of copper concentrate expected in the first half of 2013. The Phase 2 feasibility study is expected to be completed in the second half of 2012.

Ongoing progress has been made towards ensuring that electrical power from China will be available for the start of initial production at Oyu Tolgoi. Physical construction of all transmission infrastructure is complete and has been tested on both sides of the border.

On 18 April 2012 Rio Tinto and Ivanhoe Mines Ltd signed an agreement under which Rio Tinto agreed to support and provide certain elements of a comprehensive funding package for Ivanhoe that will underpin the development of the Oyu Tolgoi project. As part of the package, Rio Tinto replaced a number of the directors on the Ivanhoe Board with Rio Tinto-nominated directors and also nominated a new management team, including the CEO and CFO.

On 8 June 2012, Ivanhoe announced the terms of the rights offering that forms part of the Oyu Tolgoi financing plan. The rights offering will expire on 19 July 2012.

Grasberg
Based on the latest available Freeport estimates, 2012 production from Grasberg is not expected to reach the amount set in the metal sharing agreement because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto's share of joint venture production is expected to be zero for the year 2012.

Northparkes
Second quarter mined copper production rose by 16 per cent compared with the same quarter of 2011 and eight per cent compared with the previous quarter due to higher grades.

Palabora
Mined copper production was consistent with the first quarter of 2012 but decreased by 17 per cent compared with the same quarter of 2011, due to a failure of the south winder bearing and lower ore grades and recoveries.

On 4 July 2012 Palabora announced that an ore-hoisting shaft guide rope had failed while being installed for operation. While no injuries were sustained, copper production has stopped while the full extent of damage and time required to remediate is assessed.

2012 production guidance
In 2012, Rio Tinto share of mined and refined copper production is expected to be approximately 580,000 tonnes and 300,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Bauxite
Rio Tinto Alcan	7,515	+9%	+8%	14,493	+9%
Pacific Aluminium	1,927	+7%	+3%	3,789	+9%
Alumina
Rio Tinto Alcan	1,544	+8%	-3%	3,136	+12%
Pacific Aluminium / Other	815	+1%	+2%	1,613	+4%
Aluminium
Rio Tinto Alcan	528	-12%	+1%	1,048	-12%
Pacific Aluminium / Other	313	-13%	-6%	646	-9%

Bauxite and alumina
Rio Tinto Alcan’s bauxite production was nine per cent higher than the same quarter of 2011, driven by increased third party demand.

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Rio Tinto Alcan’s alumina production was eight per cent higher than the same quarter of 2011 driven by an improvement in performance at Queensland Alumina where abnormal flooding in early 2011 affected coal quality, impacting production and equipment reliability.

The expansion of the Yarwun alumina refinery in Queensland from 1.4 to 3.4 million tonnes per annum is proceeding on schedule with first bauxite processed on 5 July 2012.

Aluminium
Rio Tinto Alcan’s aluminium production was 12 per cent lower than the second quarter of 2011, primarily reflecting the lockout at Alma (now resolved through signing of a new labour agreement) where two thirds of the smelter’s capacity had been curtailed throughout the quarter.

On 5 July 2012, Rio Tinto Alcan announced that Alma Works employees ratified a new collective labour agreement for the Alma smelter. This initiated the return to work process for the employees, followed by the progressive restart of the smelter’s production cells.

On 28 June 2012 Pacific Aluminium announced that a new power supply agreement had been reached for the Bell Bay smelter, providing improved flexibility and on-site cost savings for the smelter. The agreement commenced on 1 July 2012 and runs until 2025.

2012 production guidance
In 2012, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 30.5 million tonnes, 7.0 million tonnes and 2.3 million tonnes, respectively. These numbers exclude the 13 assets that have been identified for divestment or closure.

ENERGY

Coal
Rio Tinto share of production (000 tonnes)
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Rio Tinto Coal Australia
Hard coking coal	2,001	+13%	+17%	3,705	+9%
Semi-soft coking coal	1,003	+46%	+66%	1,609	+17%
Thermal coal	4,773	+0%	+15%	8,912	+2%

Hard coking coal production was 13 per cent above the second quarter of 2011. A combination of significant wet weather events and dragline maintenance issues at Hail Creek were offset by increased production at Kestrel, which was impacted by longwall panel changeovers in 2011.

Thermal coal production was consistent with the second quarter of 2011 and 15 per cent higher than the first quarter of 2012, primarily due to increased production at Clermont which offset the negative impacts of wet weather events affecting a number of Queensland mines.

On 25 June 2012, Rio Tinto announced that it had exported its first shipment of premium hard coking coal from its Benga Mine in the Moatize Basin in Mozambique. During the second quarter, Rio Tinto Coal Mozambique produced 123,000 tonnes of thermal coal (80,000 tonnes attributable) and 130,000 tonnes of hard coking coal (85,000 tonnes attributable) at Benga. As the mine is in the commissioning phase, costs net of revenues have been capitalised. Benga is expected to move to commercial production during the third quarter of 2012.

2012 production guidance
In 2012, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 3.5 million tonnes and 19.5 million tonnes, respectively.

Uranium
Rio Tinto share of production (000 lbs)
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Energy Resources of Australia	952	+484%	+5%	1,860	+151%
Rössing	858	2% -	-20%	1,936	+12%

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Second quarter production at ERA was 484 per cent higher than the second quarter of 2011. This increase was due to the resumption of normal operations, following the suspension of processing during 2011 due to extreme wet season rainfall at the Ranger mine. In addition, dewatering operations at Ranger proceeded ahead of schedule, with full access to Pit 3 obtained in late May 2012.

First half production at Rössing was 12 per cent higher than the corresponding period in 2011, due to a combination of improved crushing performance and slightly higher mill head grade.

2012 production guidance
In 2012, Rio Tinto’s share of uranium production is expected to be 9.6 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production
	Q2 12	vs Q2 11	vs Q1 12	H1 12	vs H1 11
Diamonds (000 carats)
Argyle	1,677	+6%	-28%	4,006	+24%
Diavik	1,075	0%	+12%	2,038	+8%

Minerals (000 tonnes)
Borates	132	-9%	+9%	252	-4%
Titanium dioxide feedstock	370	+5%	-1%	744	+9%

At Argyle, development of the underground mine, as the open pit draws to a close, results in significant variation in ore feed grades into the plant. Rough diamond production for the second quarter of 2012 increased six per cent from the corresponding period of 2011 due to higher grade ore, but decreased 28 per cent compared with the first quarter of 2012 due to lower grades and a planned processing plant shutdown. Production for the first half of 2012 was 24 per cent higher than the first half of 2011, due primarily to the impact of heavy rains and flooding in March 2011. Construction of the underground mine is proceeding and scheduled to commence in the first half of 2013.

Diavik production was consistent with the corresponding period in 2011 and 12 per cent higher than the first quarter of 2012, due to higher open pit volumes and improved grades.

Borates production was nine per cent higher than the first quarter of 2012 due to normal seasonality in the business.

Titanium dioxide feedstock production increased five per cent from the corresponding period in 2011 but was slightly below the first quarter of 2012 due to the rebuild of a furnace at Richards Bay Minerals, that began in May. Year to date production at QIT Madagascar Minerals was approximately 40 per cent higher than the first half of 2011.

2012 production guidance
In 2012, Rio Tinto’s share of production is expected to be as follows:

  Diamonds – 14.6 million carats
  Titanium dioxide feedstocks – 1.6 million tonnes
  Borates – 0.5 million tonnes boric oxide equivalent.

OTHER CORPORATE

On 21 May 2012 Rio Tinto announced that it had reached an agreement to sell Alcan Cable to General Cable Corporation for $185 million. The sale is expected to close later this year after the transaction receives all necessary regulatory clearances.

During the first half of 2012, Rio Tinto divested its interests in Kalahari Minerals and Extract Resources. The post-tax gain from the sale of approximately $230 million has been recognised as part of underlying earnings within Energy evaluation projects.

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EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2012 was $1,025 million compared with $449 million in the same period of 2011. Of this 2012 expenditure, approximately 40 per cent was incurred by the Copper group, 30 per cent by Iron Ore, 12 per cent by Energy, 6 per cent by Diamonds & Minerals, 1 per cent by Aluminium and the balance was incurred by Central Exploration. From 1 April 2012, evaluation expenditure relating to the Simandou iron ore project in Guinea has been capitalised.

During the first half of 2012, the Group realised $11 million (pre-tax) from the divestments of central exploration properties compared with $85 million in the first half of 2011.

Exploration highlights

Drilling programmes to define potential resources at two projects in the region around the Amargosa bauxite resource in Brazil are routinely intercepting encouraging bauxite intervals.

Further assays received to date have confirmed encouraging potash grade and thickness from the drilling completed last quarter on the Saskatchewan potash project (Canada), a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Access agreements were secured ahead of a 3D-seismic survey to aid resource definition planned for the second half of 2012.

At Roughrider (Canada), acquired with Hathor in 2011, a step-out drilling programme has confirmed that extensions to known uranium resources are present and still open.

At Rössing (Namibia), preparations were made for a third phase of drilling at the Z20 uranium project. An airborne geophysical survey was flown over the Pitchstone JV located approximately 50km SW of Rössing.

At the Bowen Basin (Queensland, Australia) coking coal deposit, drilling programmes to support Order of Magnitude studies at Mt Robert and Elphinstone, near Hail Creek, are nearing completion.

Geophysical surveys completed over Labrador Trough (Canada) targets have greatly improved target definition. Current drilling of these targets is intersecting encouraging iron ore mineralisation.

At Tamarack (USA) assays from recent drilling have confirmed significant nickel-copper-PGM mineralisation outside the currently known resource.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil		Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US.	Copper: Australia, Chile,
	Resolution, US.		Kazakhstan, Peru,
	Copper: La Granja, Peru		Russia, US, Zambia
	Copper/gold: Oyu Tolgoi,		Nickel: Canada, South
	Mongolia		Africa
Nickel/copper: Eagle, US
Diamonds &	Diamonds: Bunder, India		Diamonds: Canada,
Minerals	Lithium borates: Jadar,		Democratic Republic of
	Serbia		Congo, India
Potash: Canada
Energy	Coal: Rio Tinto Coal	Coal: Bowen Basin,	Coal: Chile,
	Mozambique	Australia	Mozambique, Namibia
		Uranium: Canada	Uranium: Canada,
Namibia, Australia
Iron Ore	Simandou, Guinea	Pilbara, Australia.	Canada, Democratic
	Pilbara, Australia		Republic of Congo

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Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597
Christina Mills	David Ovington
Office: +44 (0) 20 7781 1154	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7825 275 605	Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

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Rio Tinto production summary

Rio Tinto share of production
		Quarter			Half Year		% Change
		2011	2012	2012	2011	2012	Q2 12	Q2 12	H1 12
		Q2	Q1	Q2	H1	H1	vs	vs	vs
							Q2 11	Q1 12	H1 11
Principal Commodities
Alumina	('000 t)	2,240	2,391	2,358	4,357	4,749	5%	-1%	9%
Aluminium	('000 t)	958	854	841	1,902	1,695	-12%	-1%	-11%
Bauxite	('000 t)	8,726	8,841	9,442	16,793	18,283	8%	7%	9%
Borates	('000 t)	144	120	132	264	252	-9%	9%	-4%
Coal - hard coking	('000 t)	1,775	1,703	2,001	3,403	3,705	13%	17%	9%
Coal – semi-soft coking	('000 t)	689	606	1,003	1,380	1,609	46%	66%	17%
Coal – thermal	('000 t)	4,758	4,139	4,773	8,780	8,912	0%	15%	2%
Copper - mined	('000 t)	127.2	119.5	133.5	273.4	252.9	5%	12%	-8%
Copper - refined	('000 t)	89.9	74.1	49.3	185.1	123.4	-45%	-33%	-33%
Diamonds	('000 cts)	2,733	3,359	2,808	5,232	6,167	3%	-16%	18%
Iron ore	('000 t)	48,851	45,643	48,631	90,726	94,274	0%	7%	4%
Titanium dioxide feedstock	('000 t)	352	374	370	681	744	5%	-1%	9%
Uranium	('000 lbs)	1,040	1,986	1,810	2,467	3,795	74%	-9%	54%

Other Metals & Minerals
Gold - mined	('000 ozs)	168	78	75	346	153	-55%	-4%	-56%
Gold - refined	('000 ozs)	105	100	55	204	155	-48%	-45%	-24%
Molybdenum	('000 t)	4.3	3.1	2.6	7.9	5.8	-39%	-17%	-27%
Salt	('000 t)	1,732	1,460	1,859	2,880	3,319	7%	27%	15%
Silver - mined	('000 ozs)	1,281	935	877	2,579	1,812	-32%	-6%	-30%
Silver - refined	('000 ozs)	868	817	467	1,772	1,283	-46%	-43%	-28%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

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Rio Tinto share of production
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

ALUMINA
Production ('000 tonnes) (a)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	340	337	351	348	342	674	690
Queensland Alumina	80%	676	665	751	766	762	1,272	1,528
São Luis (Alumar)	10%	85	86	86	87	86	167	173
Yarwun	100%	301	354	356	364	331	639	695
Specialty alumina plants	100%	30	27	24	27	22	57	50
Rio Tinto Alcan alumina production		1,432	1,469	1,569	1,592	1,544	2,809	3,136
Pacific Aluminium - Gove	100%	665	619	657	668	668	1,273	1,336
Other Aluminium - four specialty plants	100%	144	147	129	131	147	276	277
Rio Tinto total alumina production		2,240	2,235	2,355	2,391	2,358	4,357	4,749

ALUMINIUM
Production ('000 tonnes) (a)
Rio Tinto Alcan
Cameroon - Alucam (Edéa)	47%	7	9	9	5	5	14	9
Canada - six wholly owned	100%	332	335	338	252	261	660	513
Canada - Alouette (Sept-Îles)	40%	57	58	60	60	60	114	119
Canada - Bécancour	25%	27	26	25	27	27	52	53
France - two wholly owned	100%	87	81	78	89	88	175	177
Iceland - ISAL (Reykjavik)	100%	47	46	47	47	48	93	94
Norway - SØRAL (Husnes)	50%	11	11	11	11	11	22	23
Oman - Sohar	20%	19	19	19	18	18	37	36
UK - Lochaber	100%	11	12	12	12	11	22	23
Total Rio Tinto Alcan		597	597	600	520	528	1,190	1,048
Pacific Aluminium – four smelters	Various	267	272	272	268	262	529	530
Other Aluminium – two smelters	100%	93	93	89	66	51	183	117
Rio Tinto total aluminium production		958	962	961	854	841	1,902	1,695

BAUXITE
Production ('000 tonnes) (a) (b)
Rio Tinto Alcan
Porto Trombetas	12%	465	454	455	431	457	918	888
Sangaredi	(c)	1,395	1,461	1,496	1,573	1,472	2,675	3,046
Weipa	100%	5,061	5,403	5,600	4,974	5,586	9,729	10,560
Total Rio Tinto Alcan		6,920	7,318	7,550	6,978	7,515	13,323	14,493
Pacific Aluminium - Gove	100%	1,805	1,860	1,916	1,862	1,927	3,470	3,789
Rio Tinto total bauxite production		8,726	9,178	9,466	8,841	9,442	16,793	18,283

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Rio Tinto share of production
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	144	127	114	120	132	264	252

COAL – hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,457	1,906	1,761	1,403	1,211	2,311	2,615
Kestrel Coal	80%	318	867	877	300	790	1,092	1,090
Rio Tinto total hard coking coal production		1,775	2,774	2,638	1,703	2,001	3,403	3,705

COAL – semi-soft coking
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley (d)	80%	318	364	559	374	605	527	980
Mount Thorley (d)	64%	309	330	186	150	291	643	441
Warkworth (d)	44%	63	39	1	82	107	210	189
Rio Tinto total semi-soft coking coal production		689	733	746	606	1,003	1,380	1,609

COAL – thermal
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla (d)	32%	406	393	377	450	608	859	1,058
Blair Athol Coal	71%	414	471	649	375	366	935	740
Clermont	50%	1,032	484	790	629	910	1,627	1,539
Hunter Valley (d)	80%	2,157	2,145	1,816	1,679	1,815	3,878	3,494
Kestrel Coal	80%	30	84	61	42	93	116	134
Mount Thorley (d)	64%	136	311	175	343	429	314	772
Warkworth (d)	44%	583	686	568	623	552	1,050	1,175
Rio Tinto total thermal coal production		4,758	4,575	4,436	4,139	4,773	8,780	8,912

Continues	Page 12 of 25

Rio Tinto share of production
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	45.6	41.9	47.1	31.1	29.9	106.0	61.0
Escondida	30%	56.1	44.7	65.3	68.9	83.3	117.8	152.3
Grasberg - Joint Venture (e)	40%	5.0	1.6	5.3	0.0	0.0	10.0	0.0
Northparkes	80%	9.7	10.6	10.7	10.4	11.2	19.0	21.6
Palabora	58%	10.8	10.5	8.6	9.1	9.0	20.8	18.1
Rio Tinto total mine production		127.2	109.3	137.0	119.5	133.5	273.4	252.9
Refined production ('000 tonnes)
Escondida	30%	22.2	17.2	22.4	24.7	25.4	45.4	50.1
Kennecott Utah Copper	100%	57.7	45.2	48.8	40.7	16.8	121.2	57.5
Palabora	58%	10.0	5.9	9.6	8.7	7.1	18.5	15.8
Rio Tinto total refined production		89.9	68.3	80.9	74.1	49.3	185.1	123.4

DIAMONDS
Production ('000 carats)
Argyle	100%	1,580	2,302	1,918	2,329	1,677	3,221	4,006
Diavik	60%	1,074	1,160	961	963	1,075	1,885	2,038
Murowa	78%	80	72	88	66	56	125	123
Rio Tinto total diamond production		2,733	3,534	2,967	3,359	2,808	5,232	6,167

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.4	0.4	0.8	0.0	0.4	0.8	0.4
Bingham Canyon	100%	100	92	92	54	50	201	104
Escondida	30%	10	6	8	8	8	22	16
Grasberg - Joint Venture (e)	40%	41	53	36	0	0	89	0
Northparkes	80%	15	16	16	15	15	29	30
Palabora	58%	2	2	2	2	2	4	3
Rio Tinto total mine production		168	169	155	78	75	346	153
Refined production ('000 ounces)
Kennecott Utah Copper	100%	105	88	87	100	55	204	155

Continues	Page 13 of 25

Rio Tinto share of production
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

IRON ORE
Production ('000 tonnes) (b)
Hamersley - six wholly owned mines	100%	31,235	30,908	32,426	28,638	31,138	58,191	59,776
Hamersley - Channar	60%	1,752	1,688	1,687	1,592	1,809	3,234	3,401
Hamersley - Eastern Range	(f)	2,142	2,587	2,682	2,155	2,427	4,116	4,582
Hope Downs	50%	4,099	4,237	4,140	4,048	3,641	7,493	7,689
Iron Ore Company of Canada	59%	1,958	2,421	2,028	1,672	1,928	3,454	3,600
Robe River	53%	7,665	7,994	8,243	7,539	7,688	14,239	15,227
Rio Tinto total production		48,851	49,834	51,207	45,643	48,631	90,726	94,274
Breakdown: Pilbara Blend Lump		12,412	12,819	12,826	11,299	12,589	23,143	23,888
Pilbara Blend Fines		16,326	17,332	17,600	15,852	17,529	30,224	33,381
Robe Valley Lump		1,324	1,420	1,265	1,439	1,140	2,418	2,579
Robe Valley Fines		2,910	3,015	3,038	2,754	2,376	5,280	5,130
Yandicoogina Fines (HIY)		13,920	12,829	14,449	12,628	13,069	26,208	25,696
IOC Concentrates		762	1,111	933	306	506	762	812
IOC Pellets		1,197	1,309	1,095	1,366	1,422	2,692	2,788

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	4.3	3.4	2.3	3.1	2.6	7.9	5.8

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,732	1,797	1,931	1,460	1,859	2,880	3,319

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	788	668	743	517	443	1,565	960
Escondida	30%	349	236	320	287	292	742	578
Grasberg - Joint Venture (e)	40%	4	33	41	0	0	9	0
Others	-	140	151	153	131	142	263	274
Rio Tinto total mine production		1,281	1,088	1,257	935	877	2,579	1,812
Refined production ('000 ounces)
Kennecott Utah Copper	100%	868	664	754	817	467	1,772	1,283

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	352	381	380	374	370	681	744

Continues	Page 14 of 25

Rio Tinto share of production
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia	68%	163	1,532	1,538	908	952	740	1,860
Rössing	69%	877	841	679	1,078	858	1,727	1,936
Rio Tinto total uranium production		1,040	2,373	2,218	1,986	1,810	2,467	3,795
Production data notes

(a)	On 17 October 2011, Rio Tinto announced a reorganization of its aluminium assets into three business areas, Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.
(b)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.
(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
(d)	Rio Tinto's interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data reflect the increased shareholding from that date.
(e)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Based on the latest available estimates, 2012 production from Grasberg is not expected to exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the year 2012. Accordingly, Rio Tinto's share of joint venture production is expected to be zero for the year 2012.
(f)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

The Rio Tinto percentage interest shown above is at 30 June 2012.

Rio Tinto's interests in the Colowyo mine and the Talc business were sold in 2011. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 25

Rio Tinto operational data
	Rio Tinto 2Q		3Q	4Q	1Q	2Q	1H	1H
	interest 2011		2011	2011	2012	2012	2011	2012

ALUMINIUM (a)

Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Weipa mine - Queensland	100.0%	5,061	5,403	5,600	4,974	5,586	9,729	10,560
Brazil
Porto Trombetas (MRN) mine	12.0%	3,872	3,786	3,788	3,592	3,807	7,650	7,399
Guinea
Sangaredi mine (b)	23.0%	3,099	3,248	3,324	3,497	3,272	5,945	6,768
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		7,012	7,268	7,565	7,268	7,302	13,299	14,570

(a)	On 17 October 2011, Rio Tinto announced the reorganization of its aluminium assets. The three sections below show the assets under Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

Rio Tinto Alcan - Smelter-Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	845	831	939	957	952	1,590	1,910
Yarwun refinery - Queensland	100.0%	301	354	356	364	331	639	695
Brazil
São Luis (Alumar) refinery	10.0%	846	855	863	869	860	1,667	1,729
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	340	337	351	348	342	674	690

(a)	Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

ALUMINIUM (continued)

Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant - Quebec	100.0%	30	27	24	27	22	57	50
Rio Tinto Alcan – Primary Aluminium
Primary aluminium production ('000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	15	19	20	10	10	30	20
Canada
Alma smelter - Quebec	100.0%	107	109	111	37	36	215	73
Alouette (Sept-Îles) smelter - Quebec	40.0%	143	146	150	149	149	286	298
Arvida smelter - Quebec	100.0%	44	44	45	44	44	87	88
Bécancour smelter - Quebec	25.1%	107	104	102	106	106	209	212
Grande-Baie smelter - Quebec	100.0%	56	56	56	56	56	111	111
Kitimat smelter - British Columbia	100.0%	41	42	44	45	45	82	90
Laterrière smelter - Quebec	100.0%	59	59	59	58	59	116	117
Shawinigan smelter - Quebec	100.0%	25	25	23	12	22	49	34
France
Dunkerque smelter	100.0%	62	56	52	64	63	127	127
Saint-Jean-de-Maurienne smelter	100.0%	25	25	26	25	24	49	50
Iceland
ISAL (Reykjavik) smelter	100.0%	47	46	47	47	48	93	94
Norway
SØRAL (Husnes) smelter	50.0%	22	22	23	23	23	44	46
Oman
Sohar smelter	20.0%	93	94	94	92	90	185	182
United Kingdom
Lochaber smelter	100.0%	11	12	12	12	11	22	23
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes) (a)		724	701	693	624	629	1,406	1,252

(a)	Restated to reflect the reorganization of Rio Tinto aluminium assets announced on 17 October 2011 and the recent transfer of the Engineered Products Cable division to Other Aluminium.
Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

ALUMINIUM (continued)

Pacific Aluminium - Bauxite
Bauxite Production (‘000 tonnes)
Australia
Gove mine - Northern Territory (a)	100%	1,805	1,860	1,916	1,862	1,927	3,470	3,789
Pacific Aluminium - Smelter-Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory, (a)	100%	665	619	657	668	668	1,273	1,336
Pacific Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania (a)	100.0%	45	45	46	46	46	90	91
Boyne Island smelter - Queensland (a)	59.4%	139	140	142	141	141	275	282
Tomago smelter - New South Wales (a)	51.6%	135	137	137	135	136	265	271
New Zealand
Tiwai Point smelter (a)	79.4%	89	91	91	86	79	175	165

(a) Rio Tinto's interest in these assets was transferred out of Rio Tinto Alcan, in late 2011, into Pacific Aluminium..

Other Aluminium - Specialty Alumina
Specialty alumina production ('000 tonnes)
France
Beyrède plant (a) (b)	100.0%	6	6	6	6	7	13	13
Gardanne plant (a) (b)	100.0%	123	128	108	113	126	234	239
La Bâthie plant (a) (b)	100.0%	7	7	8	6	6	14	12
Germany
Teutschenthal plant (a) (b)	100.0%	8	7	7	6	7	14	13
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
United Kingdom
Lynemouth smelter (a) (c)	100.0%	44	45	38	15	-	85	15
USA
Sebree smelter - Kentucky (a)	100.0%	49	48	51	51	51	98	102

(a)	Rio Tinto's interest in these assets was transferred out of Rio Tinto Alcan in late 2011, while the company investigates divestment options.

(b)	Rio Tinto received a binding offer for these specialty alumina assets in March 2012.

(c)	Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012, following an extensive period of consultation with employee representatives.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

BORATES

Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a)		144	127	114	120	132	264	252
(a) Production is expressed as B2O3 content.

COAL

Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal ('000 tonnes)		1,340	1,299	1,234	1,407	1,899	2,835	3,306
Blair Athol Coal mine	71.2%
Queensland
Thermal coal ('000 tonnes)		582	661	911	526	513	1,313	1,039
Clermont Coal mine	50.1%
Queensland
Thermal coal ('000 tonnes)		2,060	966	1,577	1,255	1,817	3,247	3,071
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,776	2,325	2,148	1,711	1,477	2,818	3,188
Hunter Valley Operations (a)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		419	481	729	468	757	696	1,225
Thermal coal ('000 tonnes)		2,849	2,833	2,376	2,098	2,268	5,123	4,367
Kestrel Coal mine (b)	80.0%
Queensland
Hard coking coal ('000 tonnes)		398	1,084	1,096	375	987	1,366	1,363
Thermal coal ('000 tonnes)		37	106	76	52	116	145	168
Mount Thorley Operations (a)	64.0%
New South Wales
Semi-soft coking coal (‘000 tonnes)		510	545	316	234	454	1,061	689
Thermal coal ('000 tonnes)		225	514	285	535	671	519	1,206

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COAL (continued)

Warkworth mine (a)	44.5%

New South Wales

Semi-soft coking coal ('000 tonnes)		150	93	3	184	241	498	424

Thermal coal ('000 tonnes)		1,385	1,631	1,327	1,402	1,242	2,497	2,644

Total hard coking coal production (‘000 tonnes)		2,174	3,409	3,244	2,087	2,464	4,183	4,551

Total semi-soft coking coal production (‘000 tonnes)		1,079	1,118	1,048	886	1,452	2,256	2,337

Total thermal coal production (‘000 tonnes)		8,479	8,009	7,786	7,275	8,526	15,679	15,801

Total coal production (‘000 tonnes)		11,731	12,537	12,077	10,247	12,443	22,118	22,689

Total coal sales ('000 tonnes)		11,669	11,687	12,763	10,140	11,857	22,276	21,997

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes) (b)		1,880	2,253	2,904	2,006	1,926	3,524	3,932

Share of semi-soft coking coal sales (‘000 tonnes) (c)		609	795	779	597	946	1,313	1,543

Share of thermal coal sales ('000 tonnes) (c)		4,716	4,300	4,613	3,897	4,428	8,811	8,325
(a)	Rio Tinto's interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011.

(b)	Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c)	Sales relate only to coal mined by the operations and exclude traded coal.

US Coal

Colowyo mine (a)	0.0%

Colorado, US

Thermal coal production ('000 tonnes)		339	721	387	-	-	831	-

(a)	Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COPPER & GOLD

Escondida	30.0%

Chile

Sulphide ore to concentrator ('000 tonnes)		16,399	12,029	18,663	16,449	18,640	32,392	35,089

Average copper grade (%)		1.06	0.97	0.97	1.14	1.36	1.11	1.26

Mill production (metals in concentrates):
Contained copper ('000 tonnes)		141.2	91.9	144.3	153.1	211.7	294.3	364.8

Contained gold ('000 ounces)		35	21	28	26	26	73	52

Contained silver ('000 ounces)		1,164	786	1,068	955	972	2,473	1,927

Recoverable copper in ore stacked for leaching		46	57	73	77	66	98	143
('000 tonnes) (a)
Refined production from leach plants:

Copper cathode production ('000 tonnes)		74	57	75	82	85	151	167

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		20,024	14,006	6,610	10,443	16,340	40,022	26,783

Average mill head grades:
Copper (%)		0.77	0.90	0.65	0.64	0.62	0.77	0.63

Gold (g/t)		0.79	1.14	1.09	0.84	0.57	0.84	0.68

Silver (g/t)		2.20	2.86	2.33	2.21	2.02	2.29	2.09

Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		132.5	111.2	37.2	58.0	84.2	266.2	142.1

Gold in concentrates ('000 ounces)		406	421	189	236	219	879	455

Silver in concentrates ('000 ounces)		1,093	1,007	319	524	582	2,261	1,106

Sales of payable metals in concentrates: (b)

Copper in concentrates ('000 tonnes)		129.4	116.4	27.6	61.6	81.8	256.5	143.4

Gold in concentrates ('000 ounces)		396	438	130	271	221	872	492

Silver in concentrates ('000 ounces)		838	832	195	456	460	1,743	916
(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2012 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 2Q 2012 until the release of its 2012 second-quarter results on 19 July 2012.

(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.4	0.4	0.8	0.0	0.4	0.8	0.4

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)	13,747		12,230	13,554	11,843	11,020	27,347	22,863

Average ore grade:
Copper (%)		0.38	0.39	0.43	0.32	0.32	0.45	0.32

Gold (g/t)		0.30	0.31	0.32	0.22	0.20	0.32	0.21

Silver (g/t)		2.21	2.23	3.30	2.34	1.94	2.23	2.15

Molybdenum (%)		0.050	0.043	0.039	0.046	0.046	0.048	0.046

Copper concentrates produced ('000 tonnes)		170	176	216	152	144	410	296

Average concentrate grade (% Cu)		26.5	23.7	21.6	20.2	20.7	25.7	20.4

Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		45.6	41.9	47.1	31.1	29.9	106.0	61.0

Gold ('000 ounces)		100	92	92	54	50	201	104

Silver ('000 ounces)		788	668	743	517	443	1,565	960

Molybdenum concentrates produced ('000 tonnes):		8.0	6.4	4.5	6.0	5.1	14.9	11.1

Molybdenum in concentrates ('000 tonnes)		4.3	3.4	2.3	3.1	2.6	7.9	5.8

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%

Copper concentrates smelted ('000 tonnes)		205	167	241	188	130	469	318

Copper anodes produced ('000 tonnes) (a)		48.3	34.5	49.8	40.0	9.3	118.4	49.3

Production of refined metal:

Copper ('000 tonnes)		57.7	45.2	48.8	40.7	16.8	121.2	57.5

Gold ('000 ounces) (b)		105	88	87	100	55	204	155

Silver ('000 ounces) (b)		868	664	754	817	467	1,772	1,283

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%

New South Wales, Australia

Ore treated ('000 tonnes)		1,330	1,439	1,463	1,352	1,438	2,631	2,790

Average ore grades:
Copper (%)		0.97	1.03	1.04	1.08	1.09	0.97	1.09

Gold (g/t)		0.55	0.55	0.57	0.57	0.53	0.56	0.55

Copper concentrates produced ('000 tonnes)		33.8	39.7	39.7	37.9	40.0	67.2	77.9

Contained copper in concentrates:

Saleable production ('000 tonnes)		12.1	13.3	13.4	13.0	14.0	23.7	27.0

Sales ('000 tonnes) (a)		8.7	8.4	15.2	8.6	11.8	14.1	20.4

Contained gold in concentrates:
Saleable production ('000 ounces)		18.3	19.4	19.8	18.4	18.6	36.9	37.0

Sales ('000 ounces) (a)		13.5	12.5	24.3	12.6	16.1	22.3	28.7
(a)	Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa

Ore treated ('000 tonnes)		2,964	3,133	2,845	2,921	2,889	5,809	5,810

Average ore grade: copper (%)		0.65	0.63	0.63	0.60	0.59	0.66	0.60

Copper concentrates produced ('000 tonnes)		61.2	58.2	50.1	51.8	54.4	119.6	106.2

Average concentrate grade: copper (%)		30.7	31.2	29.9	30.4	28.8	30.1	29.5

Copper in concentrates ('000 tonnes)		18.7	18.1	15.0	15.7	15.6	36.0	31.4

Palabora smelter/refinery

New concentrate smelted on site ('000 tonnes)		62.6	45.4	60.4	56.1	51.3	124.9	107.4

New copper anodes produced ('000 tonnes)		18.3	10.8	15.7	14.7	13.8	32.9	28.5

Refined new copper produced ('000 tonnes)		17.3	10.3	16.6	15.0	12.4	32.1	27.4

Gold in Anode Slimes (‘000 ounces)		3.6	3.0	3.9	3.2	2.8	6.4	5.9

By-products:
Magnetite concentrate ('000 tonnes)		820	744	985	957	1,420	1,700	2,377

Nickel contained in products (tonnes)		28	23	9	14	13	55	27

Vermiculite plant
Vermiculite produced ('000 tonnes)		51	48	22	47	29	95	76

DIAMONDS

Argyle Diamonds	100.0%
Western Australia

AK1 ore processed ('000 tonnes)		1,635	1,760	1,497	1,798	1,663	3,122	3,461

AK1 diamonds produced ('000 carats)		1,580	2,302	1,918	2,329	1,677	3,221	4,006

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		542	645	560	530	538	1,029	1,067

Diamonds recovered ('000 carats)		1,790	1,934	1,601	1,606	1,791	3,142	3,397

Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		119	139	134	126	120	200	246

Diamonds recovered ('000 carats)		103	93	113	85	73	161	158

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 25

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

IRON ORE
Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production ('000 tonnes):
Hamersley - Paraburdoo, Mount Tom	100.0%	31,235	30,908	32,426	28,638	31,138	58,191	59,776
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi
Hamersley - Channar	60.0%	2,919	2,813	2,812	2,653	3,016	5,391	5,668

Hamersley - Eastern Range	(a)	2,142	2,587	2,682	2,155	2,427	4,116	4,582

Hope Downs	50.0%	8,199	8,473	8,281	8,097	7,281	14,987	15,378

Robe River – Pannawonica	53.0%	7,989	8,367	8,119	7,910	6,635	14,524	14,545

(Mesas J and A)
Robe River - West Angelas	53.0%	6,472	6,716	7,435	6,313	7,871	12,342	14,184

Total production ('000 tonnes)		58,956	59,864	61,754	55,766	58,367	109,549	114,133

Breakdown: Pilbara Blend Lump		15,865	16,214	16,436	14,564	16,050	29,561	30,613

Pilbara Blend Fines		21,183	22,455	22,750	20,664	22,615	39,256	43,279
Robe Valley Lump		2,498	2,679	2,387	2,715	2,151	4,562	4,866
Robe Valley Fines		5,491	5,688	5,732	5,196	4,484	9,963	9,679
Yandicoogina Fines (HIY)		13,920	12,829	14,449	12,628	13,069	26,208	25,696

Total sales ('000 tonnes) (b)		54,589	59,501	61,411	51,346	57,418	104,463	108,764

Breakdown: Pilbara Blend Lump		12,607	13,567	14,295	11,939	13,376	24,420	25,315
Pilbara Blend Fines		21,309	24,259	25,056	20,730	22,949	40,597	43,678
Robe Valley Lump		2,109	2,299	2,317	1,939	2,220	4,063	4,159
Robe Valley Fines		5,611	5,981	6,072	4,812	5,222	10,395	10,033
Yandicoogina Fines (HIY)		12,953	13,395	13,672	11,927	13,651	24,987	25,578

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b)	Sales represent iron ore exported from Western Australian ports.
Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,297	1,892	1,589	521	862	1,297	1,383

Pellets ('000 tonnes)		2,038	2,230	1,864	2,326	2,422	4,584	4,748

Sales:
Concentrate ('000 tonnes)		1,051	1,940	1,601	501	698	1,332	1,199

Pellets ('000 tonnes)		1,898	2,243	2,295	1,853	2,740	4,171	4,593

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 25

Rio Tinto operational data
	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2011	2011	2011	2012	2012	2011	2012

SALT

Dampier Salt	68.4%

Western Australia

Salt production ('000 tonnes)		2,534	2,628	2,825	2,136	2,720	4,213	4,856

TALC
Rio Tinto Minerals – talc (a)	0.0%

Australia, Europe, and North America

Talc production ('000 tonnes)		257	84	-	-	-	508	-

(a) Rio Tinto sold its 100% interest in the Talc business with an effective date of 1 August 2011. Production data are shown up to that date.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100%

Canada and South Africa (a)
(Rio Tinto Share) (b)

Titanium dioxide feedstock (‘000 tonnes)		352	381	380	374	370	681	744

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

(b) On 1 February 2012, Rio Tinto announced that it will increase its stake in Richards Bay Minerals to 74% through the acquisition of BHP Billiton's 37% interest.

URANIUM
Energy Resources of Australia Ltd

Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		238	2,241	2,249	1,327	1,392	1,082	2,719

Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,279	1,226	991	1,572	1,251	2,519	2,823

Rio Tinto percentage interest shown above is at 30 June 2012. The data represent full production and sales on a 100% basis unless otherwise stated.